Management's Discussion and Analysis

For the year ended December 31, 2022

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the year ended December 31, 2022 should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2022. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of February 23, 2023, the date when the Board of Directors has approved the Company's audited consolidated financial statements for the year ended December 31, 2022 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Description of the Business

Osisko Gold Royalties Ltd is engaged in the business of investing in high quality mining assets by acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit Osisko's risk/reward objectives. Osisko is a public company traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

As at December 31, 2022 and as of the date of this MD&A, Osisko held an interest of 44.1% in Osisko Development Corp. ("Osisko Development"), a mining exploration, evaluation and development company launched in 2020 through a reverse take-over transaction where Osisko transferred its mining assets and activities to Osisko Development.

On September 30, 2022, following certain changes made to Osisko's investment agreement with Osisko Development, and based on other facts and circumstances, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined that Osisko was able to exert significant influence on Osisko Development and accounted for its investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method. Please refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

In this MD&A, reference to Osisko is to Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development and its subsidiaries. Reference to Osisko Development is to Osisko Development Corp. and its subsidiaries.

Business Model and Strategy

Osisko's main focus is on making investments in high quality, long-life precious metals royalty and stream assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

International Situation

International conflicts, geopolitical tensions and significant inflationary environments have historically led to, and may in the future lead to, uncertainty or volatility in global commodity markets, financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international actions, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly, and may generate more inflationary pressures. Volatility in commodity prices, supply chain disruptions, increased interest rates and continued inflationary pressures may adversely affect the Company's business, financial condition and results of operations, directly or indirectly. The extent and duration of the current Russia-Ukraine conflict and related international actions cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A or in the Annual Information Form, including those relating to commodity price volatility, global financial conditions and inflationary pressures.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Highlights - 2022

  Deconsolidation of Osisko Development as of September 30, 2022 and presentation of its results as discontinued operations on the consolidated statements of loss and the consolidated statements of cash flows;
  89,367 gold equivalent ounces ("GEOs1") earned (compared to 80,000 GEOs in 2021)2;
  Record revenues from royalties and streams of $217.8 million ($199.6 million in 2021; $224.9 million including offtakes);
  Record cash flows generated by operating activities from continuing operations of $175.1 million ($153.2 million in 2021);
  Net earnings from continuing operations of $85.3 million, $0.47 per basic share ($76.6 million, $0.46 per basic share in 2021);
  Adjusted earnings3 of $111.3 million, $0.62 per basic share ($94.4 million, $0.56 per basic share in 2021);
  Bought deal public offering of 18,600,000 common shares at a price of US$13.45 per common share for total gross proceeds of US$250.2 million;
  Publication of the inaugural Asset Handbook and the second edition of the environmental, social and governance ("ESG") report, Growing Responsibly;
  Osisko Bermuda Limited ("Osisko Bermuda"), a wholly-owned subsidiary of Osisko, entered into a revised binding agreement with Metals Acquisition Corp. ("MAC") with respect to a US$75.0 million silver stream (the "CSA Silver Stream") to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia ("CSA"). Osisko Bermuda also entered into a backstop financing agreement with respect to an up to US$75 million copper stream;
  Osisko Bermuda entered into an agreement with Tintic, a subsidiary of Osisko Development, with respect to a metals stream (the "Tintic Stream") on the Trixie property, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District (including the Trixie property, the "Tintic Property");
  Acquisition of a 1.0% NSR royalty covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, for US$15.5 million ($20.3 million);
  Acquisition of a 0.6% NSR royalty for US$50.0 million ($67.2 million) covering the entire 4,979 hectare Cascabel property, including the Alpala project, located in northeastern Ecuador and operated by SolGold plc ("SolGold").
  Took up 20% participation right in Carbon Streaming Corporation's Magdalena Bay Blue carbon project, expected to be one of the largest blue carbon conservation projects in the world. Osisko has funded US$1.2 million towards the development of the project and will receive a stream of approximately 40,000 carbon credits annually or 4% of annual production;
  Increase of the accordion feature of the revolving credit facility from $100.0 million to $200.0 million and extension of the maturity date to September 29, 2026;
  Repayment of the $300 million convertible debentures that came to maturity, using $150.0 million from the cash balance and the credit facility for the same amount;
  Repurchase of 1.7 million common shares for $22.1 million under the normal course issuer bid (average acquisition price of $13.06);
  Appointment of Ms. Edie Hofmeister and Mr. Rob Krcmarov to the Board of Directors;
  Declaration of quarterly dividends totaling $0.22 per common share in 2022 compared to $0.21 per common share in 2021.

Highlights - Subsequent to December 31, 2022

  Declaration of a quarterly dividend of $0.055 per common share payable on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

1 GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2 Osisko had committed to reinvest its net proceeds from the Renard diamond stream through a bridge loan with the operator until April 30, 2022. Repayments under the stream were reinitiated on May 1, 2022. Refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

3 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021

Gold
Canadian Malartic royalty	8,464	8,849	32,776	35,610
Eagle Gold royalty	1,787	2,432	7,329	8,506
Éléonore royalty	1,460	1,420	4,661	5,632
Seabee royalty	1,031	771	4,398	3,452
Island Gold royalty	671	471	2,487	2,189
Ermitaño royalty	471	-	1,903	-
Lamaque royalty	417	285	1,677	1,264
Pan royalty	406	539	1,657	1,832
San Antonio stream	1,182	-	1,451	-
Bald Mountain royalty	332	88	922	511
Matilda stream (i)	-	104	383	685
Others	654	231	1,985	1,009
	16,875	15,190	61,629	60,690

Silver
Mantos Blancos stream	2,830	2,079	10,344	9,141
Sasa stream	1,005	1,043	3,936	4,441
Gibraltar stream	676	828	2,205	2,676
Canadian Malartic royalty	67	90	294	400
Others	57	63	246	492
	4,635	4,103	17,025	17,150
Diamonds
Renard stream (ii)	3,403	3,042	12,634	9,210
Others	17	26	126	107
	3,420	3,068	12,760	9,317
Other metals
Kwale royalty and others	93	511	978	2,053

Total GEOs	25,023	22,872	92,392	89,210

Total GEOs, excluding GEOs earned on the Renard stream until April 30, 2022 (ii)	25,023	19,830	89,367	80,000

(i) In July 2022, Wiluna Mining Corporation Limited announced the appointment of Voluntary Administrators in Australia. Deliveries under the stream agreement were suspended by the Voluntary Administrators in July 2022.

(ii) Until April 30, 2022, GEOs from the Renard diamond stream were subtracted when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream were reinvested through a bridge loan with the operator until that date.

The following table compares the actual results with the guidance released in the first quarter of 2022:

	Actual results		Guidance
	GEOs	Cash Margin	Low	High	Cash margin
		(%)	(GEOs)	(GEOs)	(%)

Royalty interests	60,761	99.3%	60,300	63,600	99.6%
Stream interests	28,606	79.6%	29,700	31,400	79.6%
	89,367	92.6%	90,000	95,000	92.5%

GEOs earned, year-over-year, increased by 12% in 2022, but were slightly lower than the low end of the guidance of 90,000 ounces. This was partly due to the Eagle mine still working towards steady-state production and the Mantos mine facing delays in the ramp up of its mill expansion. The higher gold-silver price ratio, experienced mostly in the second and third quarters, also reduced GEOs earned by approximately 1,550 ounces in 2022 versus expectations.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021

Gold(i)	$1,727	$1,796	$1,800	$1,799
Silver(ii)	$21	$23	$22	$25

Exchange rate (US$/Can$)(iii)	1.3578	1.2603	1.3013	1.2535

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Royalty, Stream and Other Interests Portfolio Overview

As at December 31, 2022, Osisko owned a portfolio of 169 royalties, 12 streams and 3 offtakes, as well as 7 royalty options. Currently, the Company has 20 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	13	7	-	20
Development (construction)	14	5	2	21
Exploration and evaluation	142	-	1	143
	169	12	3	184

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America

Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	3 - 5% NSR royalty	Au, Ag	Canada

Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada

Éléonore	Newmont Corporation	2.2 - 3.5% NSR royalty	Au	Canada

Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada

Island Gold	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada

Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA

Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR(i) royalty	Au	USA

Parral(ii)	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico

Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico

Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico

Renard(iii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada

Tintic	Osisko Development	2.5% stream	Au, Ag	USA

Outside of North America

Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile

Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia

Kwale	Base Resources Limited	1.5% GRR(iv)	Rutile, Ilmenite, Zircon	Kenya

Matilda(v)	Wiluna Mining Corporation	1.65% stream	Au	Australia

Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Brauna	Lipari Mineração Ltda	1% GRR	Diamonds	Brazil

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Key development / exploration and evaluation assets(vi)

Asset	Operator	Interest	Commodities	Jurisdiction

Akasaba West	Agnico Eagle Mines Limited	2.5% NSR royalty	Au	Canada

Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina

Arctic	South 32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA

Amulsar(vi)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia

Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia

Back Forty	Gold Resources Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA

Canadian Malartic Underground	Agnico Eagle Mines Limited Yamana Gold Inc.	3 - 5% NSR royalty	Au	Canada

Cariboo	Osisko Development	5% NSR royalty	Au	Canada

Cascabel	SolGold plc	0.6% NSR royalty	Cu, Au	Ecuador

Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada

Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico

Copperwood	Highland Copper Company Inc.	1.5% NSR royalty	Ag, Cu	USA

Copperwood/White Pine	Highland Copper Company Inc.	3/26th NSR royalty	Ag	USA

Corvette	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada

Dolphin Tungsten	King Island Scheelite Limited	1.5% GRR	Tungsten (W)	Australia

Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada

Hermosa	South 32 Limited	1% NSR royalty	Zn, Mn, Pb, Ag	USA

Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada

Magino	Argonaut Gold Inc.	3% NSR royalty	Au	Canada

Marimaca	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile

Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru

San Antonio	Osisko Development	15% stream	Au, Ag	Mexico

Spring Valley(vii)	Waterton Global Resource Management	2.5 - 3% NSR royalty	Au	USA

Tocantinzinho(viii)	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

West Kenya	Shanta Gold Limited	2% NSR royalty	Au	Kenya

Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand

White Pine	Highland Copper Company Inc.	1.5% NSR royalty	Ag, Cu	USA

Windfall	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) Gross smelter return ("GSR").

(ii) Effective April 29, 2021, the Parral offtake was converted into a 2.4% gold and silver stream.

(iii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019.

(iv) Gross revenue royalty ("GRR").

(v) In July 2022, Wiluna Mining Corporation Limited announced the appointment of Voluntary Administrators in Australia. Deliveries under the royalty stream were suspended by the Voluntary Administrator in July 2022.

(vi) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(vii) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

(viii) Duringthe third quarter of 2022, the operator exercised its buy-down option to reduce the royalty by 1% to 0.75%.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Royalty, stream and offtake interests transactions

Potential silver stream - CSA mine

In March 2022, Osisko Bermuda entered into an agreement with Metals Acquisition Corp. ("MAC") with respect to a US$90.0 million silver stream (the "CSA Silver Stream") to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia ("CSA"). MAC announced in March 2022 that it had entered into an agreement to acquire 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the "CSA Acquisition Transaction").

In December 2022, Osisko Bermuda entered into a revised binding agreement. Under the revised CSA Silver Stream agreement, the upfront cash payment payable by Osisko Bermuda to MAC has been reduced from US$90.0 million to US$75.0 million (the "Silver Deposit"). In the event the silver price averages at least US$25.50 per ounce over the ten business days immediately prior to the closing of the transaction, the Silver Deposit will be increased by US$15.0 million to a total of US$90.0 million.

The Silver Deposit would be payable in full on closing of the Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. Osisko Bermuda would be entitled to receive 100% of payable silver produced from CSA for the life of the mine. Osisko Bermuda would make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. MAC and certain of its subsidiaries, including the operating subsidiary, would provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream.

MAC would grant Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the later of the seventh anniversary of the closing date or the date on which Osisko Bermuda or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of MAC.

Closing of the CSA Silver Stream is expected in the first half of 2023, and is subject to certain conditions precedent, including, among others, closing of the CSA Acquisition Transaction. Closing of the CSA Acquisition Transaction is subject to, among other things, MAC's closing of the financings to acquire CSA, MAC shareholder's approving the CSA Acquisition Transaction, and certain regulatory approvals. Osisko Bermuda also agreed to subscribe for US$15.0 million in equity of MAC concurrently with the closing of the CSA Silver Stream.

Potential backstop copper stream - CSA mine

Osisko Bermuda entered into a potential backstop financing agreement with MAC where Osisko Bermuda may provide an upfront deposit of up to US$75 million in respect of a copper stream on CSA (the "Available Copper Deposit"), which MAC may draw in whole or in part to fund any shortfall in the equity financing required to complete the acquisition of the mine. If the full deposit is drawn, Osisko Bermuda will be entitled to receive 3.0% of payable copper until the 5th anniversary of the closing date (the "First Threshold Stream"), then 4.875% of payable copper until 33,000 metric tonnes have been delivered in aggregate (the "Second Threshold Stream"), and thereafter 2.25% for the remaining life of mine. In conjunction with the potential CSA backstop copper stream, Osisko Bermuda has agreed to subscribe for up to US$25.0 million in equity of MAC as part of its concurrent equity financing (the "Copper Equity Subscription"). The final amount of the Copper Equity Subscription shall be proportional to the percentage of the Available Copper Deposit drawn by MAC.

Metals stream - Tintic property

In September 2022, Osisko Bermuda entered into a definitive agreement with Tintic Consolidated Metals LLC, a subsidiary of Osisko Development, with respect to a metals stream (the "Tintic Stream") covering the producing Trixie property, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District.

Osisko Bermuda made an upfront cash payment of US$20.0 million ($27.1 million), which will be used by Osisko Development to fund the development of the Tintic Property. Osisko Bermuda will purchase 2.5% of all metals produced from the Tintic Property until 27,150 ounces of refined gold have been delivered. Thereafter, Osisko Bermuda will purchase 2.0% of all metals produced from the Tintic Property for the remaining life of mine. Osisko Bermuda will make ongoing payments for refined metals delivered to the Tintic Stream equal to 25% of the spot prices on the day prior to the date of delivery. Osisko Development, Tintic Consolidated Metals LLC and certain other subsidiaries provided Osisko Bermuda corporate guarantees and other security over their assets related to the Tintic Property. The economic effective date of the transaction was May 29, 2022 and Osisko Bermuda received its first gold delivery during the third quarter of 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Copper NSR royalty - Marimaca copper project

In September 2022, Osisko acquired a 1.0% NSR royalty for US$15.5 million ($20.3 million) covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, owned and operated by Marimaca Copper Corp. As part of the transaction, Osisko has been granted certain rights including a right of first refusal with respect to any royalty, stream, or similar interest in connection with financing the Marimaca project.

Copper-gold NSR royalty - Cascabel copper-gold project

In November 2022, Osisko acquired a 0.6% NSR royalty for US$50.0 million ($67.2 million) covering the entire 4,979 hectare Cascabel property, including the Alpala project, located in northeastern Ecuador and operated by SolGold. The Alpala deposit is the main target in the Cascabel concession, located on the northern section of the heavily endowed Andean Copper Belt. The project base is located at 800 metres above sea level in northern Ecuador, an approximately three-hour drive on sealed highway north of Quito, close to water, hydroelectric power supply and Pacific ports. The Cascabel property lies on the margin of the Eocene and Miocene metallogenic belts which are renowned for hosting some of the world's largest porphyry copper and gold deposits. A pre-feasibility study outlined a mill throughput of 25 million tonnes per year fed by a block cave operation. Due to the very efficient mining method and transportation of ore to surface via conveyor belts and access to hydroelectric power, the Alpala mine has the potential to have very low carbon footprint. Beginning in 2030 and until the end of 2039, Osisko will receive minimum annual payments under the royalty of US$4.0 million. SolGold shall have a right to buydown one-third of the NSR royalty percentage for 4 years.

Update on main producing assets

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic mine which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners"). On November 4, 2022, Agnico Eagle announced a binding offer to acquire Yamana's interest in its Canadian assets, including the other half of the Canadian Malartic mine. The consolidation of Canadian Malartic, expected to close in the first quarter of 2023, would give Agnico Eagle operational control during the remaining development period of the Odyssey underground project and would provide the opportunity to monetize future additional mill capacity at the mine, given Agnico Eagle's extensive operations and strategic land position in the region.

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine. In addition, a $0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2023

On February 16, 2023, Agnico Eagle reported production guidance of 657,000 to 680,000 ounces of gold at Canadian Malartic (based on reported guidance of 575,000 to 595,000 ounces of gold, assuming 50% ownership by Agnico Eagle for the first three months of 2023 and 100% ownership by Agnico Eagle for the last nine months of the year) for the year 2023. Production from the Odyssey mine is expected to commence in March 2023, with the mined ore to be processed at the Canadian Malartic mill. The Canadian Malartic mine and the Odyssey mine will now form the Canadian Malartic Complex (the "Canadian Malartic Complex") in 2023.

Update on operations

On February 16, 2023, Agnico Eagle reported gold production in the fourth quarter of 2022 of 172,878 ounces for a total of 658,792 ounces in 2022 . Gold production in the fourth quarter of 2022 decreased when compared to the prior-year period primarily due to lower mill throughput, partially offset by higher gold grades and higher metallurgical recovery. As planned, starting in February 2022, the mill throughput levels were reduced to approximately 51,500 tonnes per day ("tpd") in an effort to optimize the production profile and cash flows during the transition to processing ore from the underground Odyssey project.

In 2023, production is expected to be sourced from the Canadian Malartic pit, the Barnat pit and the Odyssey mine, complemented by ore from the low grade stockpiles. The Canadian Malartic pit is expected to be completed late in the first half of 2023. The Odyssey mine is forecast to gradually ramp-up production in 2023, with an expected start in March 2023. The Odyssey mine is expected to contribute approximately 50,000 ounces of gold in 2023 and 80,000 ounces of gold in 2024 and 2025 to the Canadian Malartic Complex payable production.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

The mill throughput is forecast to remain at approximately 51,500 tpd in 2023. With the depletion of the Canadian Malartic pit in 2023 and the transition to in-pit tailings disposal in the second half of 2024, Agnico Eagle is evaluating opportunities to further increase the mill throughput up to 60,000 tpd.

Agnico Eagle is currently evaluating a number of near surface and underground opportunities on the Canadian Malartic property to leverage anticipated future excess mill capacity and mining infrastructure.

Opportunities on the Canadian Malartic property that could potentially provide additional mill feed include:

  Odyssey South Internal zones and the Jupiter Zone
  The East Gouldie Corridor from surface to a depth of 600 metres
  The East Malartic mine area below 600 metres depth
  East Amphi
  Midway
  Rand Malartic, Camflo and LTA (not covered by an Osisko Royalty)

With the potential excess mill capacity at Canadian Malartic, Agnico Eagle is now evaluating the potential to transport ore from Upper Beaver to Canadian Malartic (approximately 5,000 tpd) starting in 2030. Various scenarios are being evaluated by Agnico Eagle to potentially truck ore to the main rail line (a distance of approximately 7.0 kilometres) and then transport it by train to the Canadian Malartic mill for processing (a distance of approximately 130 kilometres). Agnico Eagle is also evaluating the potential to utilize the excess mill capacity to process ore from other properties in the Kirkland Lake region, including Upper Canada and Anoki-McBean. The Upper Canada property currently hosts 722,000 ounces of gold in Measured and Indicated mineral resources (10.4 million tonnes grading 2.15 g/t Au) and an additional 1.86 million ounces of gold in Inferred mineral resources (18.6  million tonnes grading 3.11 g/t Au). These projects, as well as the AK deposit, which is expected to produce 20,000 to 40,000 ounces of gold per year starting in 2024, are all covered by a 2% NSR royalty in favour of Osisko.

Reserve and resource estimates

On February 16, 2023, Agnico Eagle reported Proven and Probable mineral reserves of 3.20 million ounces of gold at the Canadian Malartic Complex (106.7 million tonnes grading 0.93 g/t Au), Measured and Indicated resources of 6.17 million ounces of gold (64.2 million tonnes grading 2.99 g/t Au) and Inferred resources of 9.37 million ounces of gold (138.0 million tonnes grading 2.11 g/t Au) as at December 31, 2022.

Canadian Malartic exploration update

At Canadian Malartic, Agnico Eagle expects to spend a total of approximately US$21.8 million for 164,000 metres of drilling. Exploration at the Odyssey project includes 102,000 metres of drilling with four objectives: continued drilling into East Gouldie to convert additional Inferred mineral resources to Indicated mineral resources towards the outer portions of the deposit; testing the immediate extensions of East Gouldie to the west and at shallower depths; continued conversion drilling into extensions of the Odyssey South deposit; and further investigation of Odyssey's internal zones.

Approximately 22,000 metres of exploration drilling is planned at the adjacent Camflo property to test its near-surface, bulk-tonnage gold mineralization potential. The remaining 40,000 metres of drilling is planned for what Agnico Eagle believes are highly prospective gold targets along the Barnat and East Gouldie corridors on the Canadian Malartic and Rand Malartic properties.

For additional information, please refer to Agnico Eagle's press release dated February 16, 2023 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2022 Results - Larger Asset Portfolio Drives Record Annual Gold Production, Operating Cash Flow and Global Mineral Reserves; Updated Three Year Guidance Provided; 2023 Focus on Optimizing Detour Lake and Canadian Malartic and Leveraging Excess Mill Capacity in the Abitibi Region to Advance Key Pipeline Projects", filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile, which is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, Osisko Bermuda will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (3.6 million ounces have been delivered as at December 31, 2022), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Update on operations

Production of silver at the Mantos Blancos mine and concentrator plant for the fourth quarter of 2022 of 311,744 ounces of silver (prior to offtaker deductions) was higher than the 269,671 ounces of silver in the third quarter of 2022, mainly due to higher material milled and higher grades in the fourth quarter of 2022, partially offset by lower recoveries. In the third quarter of 2022, the mine also suffered certain unplanned downtime events, which impacted performance.

Ramp-up in production following the Mantos Blancos concentrator Debottlenecking Project ("MB-CDP") has been slower than initially expected, however, mill throughput continued to improve in the third and fourth quarter. Delivery of refined silver to Osisko Bermuda under the silver stream occurs approximately two months post production at the Mantos Blancos mine. As a result, Osisko Bermuda anticipates starting to benefit from the expansion in early 2023.

Additional studies are ongoing to analyze the potential to further increase throughput at Mantos Blancos (Phase II) from 7.3 million tonnes per year to 10 million tonnes per year using existing underutilized ball mills and processing equipment. A Phase II Feasibility Study is expected to be released in the second half of 2023, and the environmental DIA application was submitted in August 2022.

For additional information, please refer to Capstone's press release dated October 31, 2022 entitled "Capstone Copper Reports Third Quarter 2022 Results", filed on www.sedar.com.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp. ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada. The Eagle Gold mine poured its first gold in September 2019.

Update on operations

On January 10, 2023, Victoria reported production of 43,741 ounces of gold in the fourth quarter of 2022, for total gold production of 150,182 ounces in 2022. The lower than expected production in the fourth quarter was the result of mechanical availability of the crushing and conveying circuit and a failure of the belt on the overland conveyor late in the third quarter, which resulted in almost three weeks of downtime and lower year-over-year gold production. Management noted improvements in personnel and maintenance staffing and protocols and expect to achieve higher gold production in 2023.

For additional information, please refer to Victoria's press release dated January 10, 2023 entitled Victoria Gold: Eagle Gold Mine Annual and Fourth Quarter 2022 Production Results", all filed on www.sedar.com.

Update on Exploration

On September 7, 2022, Victoria reported drill results expanding the Eagle deposit to the west of the existing pit. Highlights included 72.3 metres of 1.14 g/t Au and 240.3 metres of 0.63 g/t Au. The meaningful intervals of continuous Eagle-style gold mineralization along strike of the Eagle deposit have added over 500 metres of mineralized strike length from the Eagle pit boundary. This year's drill results are expected to be included in an updated Eagle Gold mineral resource in the first quarter of 2023.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

On September 15, 2022, Victoria reported a maiden resource on the Raven deposit located 15 kilometres from the Eagle Gold mine. The Inferred resource includes 20 million tonnes of 1.67 g/t Au for 1.07 million ounces defined within an open pit scenario. Victoria initiated its 2022 Dublin Gulch exploration program in late May and currently has four drills on site with over 20,000 metres of drilling in 76 holes completed. This campaign is heavily focused on Raven where the footprint of mineralized intercepts has been extended approximately 325 metres east of the extents defined by the 2021 drilling. An updated Raven resource estimate is expected to be released in the first quarter of 2023.

For additional information, please refer to Victoria's press release dated September 7, 2022 entitled "Victoria Gold: Eagle Grows Along Strike" and Victoria's press release dated September 15, 2022 entitled "Victoria Gold: Maiden Mineral Resource Estimate at Raven 1.1 Million Gold Ounces at 1.7 g/t", both filed on www.sedar.com.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.2% to 3.5% NSR royalty on the Éléonore gold mine located in the Province of Québec and operated by Newmont Corporation (“Newmont”). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Guidance – 2023

On February 23, 2023, Newmont provided 2023 guidance for the Éléonore mine of 265,000 to 295,000 ounces of gold.

Update on operations and reserve and resource estimates

On February 23, 2023, Newmont announced sales of 66,000 ounces of gold at Éléonore during the fourth quarter of 2022, compared to 61,000 ounces in the fourth quarter of 2021.

On February 23, 2023, Newmont reported Proven and Probable reserves comprising 9.4 million tonnes grading 5.22 g/t Au for 1.57 million ounces of gold.

For additional information, please refer to Newmont’s press releases dated February 23, 2023 entitled “Newmont Achieves 2022 Guidance; Provides Stable 2023 and Improving Longer-Term Outlook; Declares $0.40 Fourth Quarter Dividend” and “Newmont Announces Increased 2022 Mineral Reserves of 96 Million Gold Ounces and 68 Million Gold Equivalent Ounces”, both filed on www.sedar.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2023

On February 9, 2023, SSR Mining reported that it expects to produce between 100,000 to 110,000 ounces of gold at Seabee in 2023 and 95,000 to 105,000 ounces of gold in 2024 and 2025. Production is expected to be 55% weighted to the second half of the year, as processed grades are expected to be lowest in the first and second quarters of 2023 before improving in the second half. In 2023, no contribution is currently expected from the high grade zone mined in the first quarter of 2022. An exploration drive completed late in the third quarter of 2022 is currently testing the potential continuation of this zone for future mining, but delineation efforts are not sufficiently advanced to be incorporated into the 2023 production plan. Seabee's exploration and resource development budget has been increased by approximately 40% in 2023 relative to 2022, with a focus on delivering further mineral resource conversion success to expand and extend the current life of mine plan.

Update on operations

On February 9, 2023, SSR Mining announced record gold production of 136,125 ounces in 2022. In the fourth quarter of 2022, gold production was 24,709 ounces, reflecting lower than expected head grades. Underground mining and mill throughput in the fourth quarter averaged approximately 1,300 tonnes per day, highlighting the ongoing success of continuous improvement initiatives at the mine through 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Reserve and resource estimates

On February 23, 2022, SSR Mining announced a mine life extension at the Seabee mine to 2028 based on an updated mineral reserve estimate of 2.7 million tonnes grading 6.72 g/t Au for 580,000 ounces of gold. This estimate does not incorporate any of the Measured and Indicated resources totaling 0.87 million tonnes grading 12.85 g/t Au for 359,000 ounces of gold, or the Inferred resources totaling 2.75 million tonnes grading 6.05 g/t Au for 536,000 ounces of gold.

Seabee has been in continuous operation for 30 years and has demonstrated a track record of continued mineral reserve replacement that SSR Mining expects to continue into the future.

On February 9, 2023, SSR Mining noted that the forthcoming mineral reserve and mineral resource update is not expected to incorporate any developments since the December 31, 2021 effective date of SSR Mining's 2021 mineral reserve and mineral resource statement. Accordingly, the 2022 mineral reserve and mineral resource will solely reflect depletion that occurred through 2022 mining activity. Material updates, if any, would be incorporated into new technical report summaries should the ongoing technical work so require.

For more information, refer to SSR Mining's press release dated February 9, 2023 entitled "SSR Mining Achieves Revised 2022 Production Guidance and Updates Three-Year Outlook" and SSR Mining's press release dated February 23, 2022 entitled "SSR Mining Reports Fourth Quarter and Full Year 2021 Results", both filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased for inflation annually from 2017 (currently US$6.21 per ounce).

Update on operations

On January 10, 2023, Central Asia reported sales of 79,120 ounces of payable silver in the fourth quarter of 2022 for a total of 316,757 ounces of silver in 2022.

For more information on the Sasa mine, refer to Central Asia's press release dated January 10, 2023, entitled "2022 Operations Update" available on their website at www.centralasiametals.com.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current resources and reserves are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2023

On January 12, 2023, Alamos reported its 2023 guidance for Island Gold of 120,000 to 135,000 ounces of gold. Production guidance for Island Gold has increased 6% for 2023 and 3% for 2024, relative to previous three-year guidance, reflecting increased grades. Gold production in 2023 is expected to remain at similar levels as 2022 with similar grades and mining and processing rates. As outlined in the Phase 3+ Expansion study released in June 2022, grades mined are expected to increase in 2024, driving production higher. A further increase in grades and increase in mining rates toward the latter part of 2025 are expected to drive another increase in production in 2025. Mining rates are expected to increase in 2026 following the completion of the Phase 3+ Expansion, driving a more significant increase in production.

Update on operations

On January 12, 2023, Alamos reported that Island Gold produced 40,600 ounces of gold in the fourth quarter of 2022, compared to 37,500 in the fourth quarter of 2021. Total production in 2022 reached 133,700 ounces, at the top end of the guidance.

Update on expansions

As reported by Alamos on January 12, 2023, capital spending at Island Gold (excluding exploration) is expected to be between $210 million and $235 million in 2023 as spending on the Phase 3+ Expansion ramps up. The first half of 2023 will be focused on construction of the hoist house and headframe, with the sinking of the shaft expected to commence in the latter part of the year. Capital spending is expected to be weighted earlier in the year with approximately 55% of the full year budget planned to be spent in the first half of the year. Consistent with the Phase 3+ Study, capital spending is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Reserves and resources

On February 21, 2023, Alamos announced that combined mineral reserves and resources at Island Gold increased 4%, net of mining depletion. This marked the seventh consecutive year combined mineral reserves and resources have grown with grades also increasing over that time frame. Mineral reserves increased 9% to 1.5 million ounces (4.2 million tonnes grading 10.78 g/t Au) in 2022, net of mining depletion. Mineral reserve additions totaled 267,000 ounces of gold, which more than offset mining depletion of 142,000 ounces of gold. Mineral reserve grades also increased 6% to 10.78 g/t Au, reflecting the conversion of higher-grade mineral resources in the Island West, Main and East areas. Measured and Indicated mineral resources were estimated at 0.3 million ounces of gold (1.3 million tonnes grading 7.09 g/t Au) and Inferred mineral resources were estimated to 3.5 million ounces of gold (8.1 million tonnes grading 13.61 g/t Au).

Exploration update

On January 12, 2023, Alamos reported that a total of $14 million has been budgeted primarily for underground exploration at Island Gold in 2023. This is down from the 2022 budget of $22 million, reflecting the transition from higher cost surface directional drilling to a more cost effective underground drilling program. For the past several years, the exploration focus has been on adding high-grade Mineral Resources at depth in advance of the Phase 3+ Expansion study, primarily through surface directional drilling. This exploration strategy has been successful in nearly tripling the mineral reserve and resource base since 2017. With an 18-year mine life, and with work on the expansion ramping up, the focus will be shifting to an underground drilling program that will leverage existing underground infrastructure. This drilling is much lower cost on a per metre basis, is less technically challenging, and requires significantly fewer metres per exploration target. The underground exploration drilling program has been expanded from 27,500 metres in 2022 to 45,000 metres in 2023. The program is focused on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure including along strike, and in the hanging-wall and footwall. These potential high-grade mineral reserve and resource additions would be low cost to develop and could be incorporated into the mine plan and mined within the next several years, further increasing the value of the operation.

In addition to the exploration budget, 36,000 metres of underground delineation drilling has been planned and included in sustaining capital for Island Gold. The 2022 exploration program was successful at further extending high-grade gold mineralization laterally and at depth within Island East, Main and West, as well as within newly defined sub-parallel structures adjacent to existing infrastructure.

For more information, refer to Alamos' press release dated January 12, 2023 entitled "Alamos Gold Reports Record Fourth Quarter 2022 Production and Provides Three-Year Production and Operating Guidance" and Alamos' press release dated February 22, 2022 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2021, both filed on www.sedar.com.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production (representing 75% of the Gibraltar mine production) until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. Since April 2020, there is no transfer price for the silver ounces acquired. As of December 31, 2022, a total of 1.1 million ounces of silver have been delivered under the stream agreement.

On March 31, 2022, Taseko announced a 40% increase to Proven and Probable reserves at its 75%-owned Gibraltar copper mine in central British Columbia. The updated reserve at Gibraltar underpins a 23-year mine life producing on average approximately 129 million pounds of copper and 2.3 million pounds of molybdenum annually. Taseko does not report the silver content of their reserve estimates.

On January 6, 2023, Taseko announced that mill throughput in October and November averaged above design capacity, but production in December was impacted by unplanned mill downtime, including a sitewide power outage late in the month. Although the power outage was only 24 hours in duration, the severe cold temperatures froze a number of essential systems in the mills, which delayed the restart of milling operations for several days. Milling operations returned to full capacity by the end of the month, with no damage to any critical systems, however, mill throughput averaged only 63,000 tons per day in December, compared to 88,000 tons per day in October and November. Mining operations have advanced deeper into the Gibraltar pit and were largely unaffected by the above mentioned severe winter weather and power outage. With milling operations stabilized, Taseko expects improved production in the first quarter of 2023 and a more consistent quarterly production profile through 2023.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

For more information, refer to Taseko's press release dated March 31, 2022 entitled "Taseko Announces a 40% Increase in Gibraltar Proven and Probable Reserves", filed on www.sedar.com.

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko is now a 35.1% shareholder of the company holding the Renard diamond mine, which is considered as an associate since that date.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Update on operations

On April 29, 2022, the diamond stream was reactivated, and the streamers ceased to reinvest proceeds into the Stornoway bridge facility. In 2022, Osisko received US$11.5 million ($15.0 million) in net proceeds from its Renard stream. In 2022, Stornoway sold 1.9 million carats at an average price of US$125 per carat ($163 per carat).

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time, in equity of companies where it holds a royalty, stream or other interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or other interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Development and Osisko Mining Inc. ("Osisko Mining").

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the year ended December 31, 2022, Osisko acquired equity investments for $7.3 million ($17.6 million in 2021). On September 30, 2022, the interest held by the Company in Osisko Development was recognized as an investment in associate at its fair value of $207 million (refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at December 31, 2022 (in thousands of dollars):

Investments	Carrying value (i)	Fair Value (ii)
	$	$

Associates	319,763	374,092
Other	18,337	18,337
	338,100	392,429

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at December 31, 2022.

Main Investments

The following table presents the main investments of the Company in marketable securities as at December 31, 2022:

Investments	Number of Shares Held	Ownership
		%

Osisko Development	33,333,366	44.1
Osisko Mining	50,023,569	14.4

Osisko Development Corp.

Osisko Development is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The primary projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Trixie property in Utah, United States. Osisko owns a 5% NSR royalty on the Cariboo gold project, a 15% gold and silver stream on the San Antonio gold project and a 2.5% metals stream on the Trixie property.

The Cariboo gold project has Probable mineral reserves of 2.03 million ounces of gold (16.7 million tonnes grading 3.78 g/t Au), Measured and Indicated mineral resources of 1.57 million ounces of gold (14.7 million tonnes grading 3.33 g/t Au) and an Inferred mineral resource of 1.71 million ounces of gold (15.5 million tonnes grading 3.44 g/t Au). Osisko Development started an Environmental Assessment Process in the spring of 2019 for the Cariboo gold project. Cariboo has completed several milestones with regards to permitting and receipt of the final permits is anticipated in the fourth quarter of 2023. A 43-101 compliant feasibility study was filed in January 2023, which outlined an average annual gold production of 163,695 ounces over the 12-year mine life, an after-tax net present value of $502 million at a 5% discount rate and an internal rate of return (unlevered) of 20.7% at US$1,700 per ounce of gold.

In January 2023, Osisko Development announced an initial mineral resource estimate for the Trixie deposit, on the Tintic property. Measured and Indicated mineral resources were estimated at 213,000 ounces of gold and 385,000 ounces of silver (236,000 tonnes grading 28.08 g/t Au and 50.77 g/t Ag) and Inferred mineral resources were estimated at 243,000 ounces of gold and 530,000 ounces of silver (385,000 tonnes grading 19.64 g/t Au and 42.82 g/t Ag). Approximately 50% of the 1,390 metre Trixie portal underground decline ramp has been completed to date, on track to reach the 625 level by the second quarter of 2023. The decline will significantly improve access to the underground workings, expand potential underground exploration target areas and provide sufficient flexibility to complete additional programs targeting mineral resource growth potential beyond the 625 level.

While Osisko Development still expects to receive the final permits for full scale operation at San Antonio to be granted in the near-term, the timeline to obtain the permit is not yet defined considering the recent statements made by the Mexican government on open-pit mine permit issuances. On June 30, 2022, Osisko Development announced an initial resource estimate at San Antonio comprising 14.9 million tonnes grading 1.2 g/t Au for 576,000 ounces of gold in the Indicated resource category plus 16.6 million tonnes grading 1.0 g/t Au for 544,000 ounces of gold in the Inferred resource category. San Antonio has the potential to host an open pit heap leach gold project with low strip ratio. On September 30, 2022, Osisko Development recorded an impairment charge of $81.0 million on its San Antonio gold project.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

On February 9, 2023, Osisko Development announced that it has entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to purchase, on a bought deal basis, an aggregate 6,819,000 units (consisting of one common share and one common share purchase warrant) of Osisko Development for aggregate gross proceeds of $45,005,400 (the "Offering"). In addition, Osisko Development has agreed to grant the underwriters an option to purchase up to an additional 15% of the number of units sold pursuant to the offering. Following the closing of the financing (excluding any potential exercise of the over-allotment option), Osisko’s ownership of Osisko Development is expected to be reduced to approximately 40.4%.

As at December 31, 2022, the Company held 33,333,366 common shares representing a 44.1% interest in Osisko Development (75.1% as at December 31, 2021). Following the deconsolidation of Osisko Development as at September 30, 2022, the Company concluded that it exercises significant influence over Osisko Development and accounts for its investment using the equity method since October 1, 2022 (Refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details).

For more information, please refer to Osisko Development's press releases and other public documents available on www.sedar.com and on their website (www.osiskodev.com).

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall gold project.

In December 2022, Osisko Mining announced it had signed a binding term sheet with Miyuukaa Corp. ("Miyuukaa"), a wholly-owned corporation of the Cree First Nation of Waswanipi, with respect to the construction of proposed transmission facilities and the transport of hydroelectric power to the Windfall project. Miyuukaa will finance, build, own and operate a 69 kV dedicated transmission line that will transport hydroelectricity to the Windfall project minimizing the environmental footprint.

In November 2022, Osisko Mining released the feasibility study results on the Windfall gold project highlighting full year average production of 306,000 ounces of gold at an average fully diluted grade of 8.1 g/t Au, an after-tax net present value of $1.2 billion at a 5% discount rate and an internal rate of return of 34%. Osisko Mining anticipates completion of the environmental impact assessment study and commencement of the permitting process in the first quarter of 2023. Project financing plans are expected to be announced in the first half of 2023 with a production decision in early 2024.

In October 2022, Osisko Mining reported production results of the bulk sample extracted from Triple Lynx. The sample produced a positive reconciliation of 169%, returning an average grade of 65.5 g/t Au, exceeding the predicted capped grade based on the 12.5 metres infill model using the same block model parameters as the current mineral resource estimate. Reconciled recoveries are 93.1% for gold and 88.2% for silver. Process recovery was 93.1% for gold including 52.2% in gravity concentrates. Windfall bulk samples processed to date (Zone 27, Lynx 311, and Lynx 600) using flotation processing comprised an aggregate of 16,025 tonnes containing 14,914 ounces of gold and 8,004 ounces of silver, with the average gold recovery for the three samples of 94.1%.

In October 2022, Osisko Mining announced a new regional exploration program on its Urban-Barry gold project located in the Abitibi region in Québec. The program, to begin in early 2023, will focus largely on areas outside the Windfall gold deposit and will start with 10,000 metres of drilling, and induced polarization geophysical surveys. Near deposit exploration targets include a high-potential exploration area identified 1.5 kilometres east-northeast of the Windfall deposit and on previously identified showings, including Golden Bear and Fox, which are parallel to the main Windfall deposit.

In August 2022, Osisko Mining provided an updated mineral resource estimate on the Windfall gold project. Measured and Indicated resources are estimated at 4.1 million ounces of gold, an increase of 26% (11.1 million tonnes at an average grade of 11.4 g/t Au (cut-off grade of 3.5 g/t Au)). Inferred resources are estimated at 3.3 million ounces of gold (12.3 million tonnes at an average grade of 8.4 g/t Au).

For more information, please refer to Osisko Mining's press releases and other public documents available on www.sedar.com and on their website (www.osiskomining.com).

As at December 31, 2022, the Company held 50,023,569 common shares representing a 14.4% interest in Osisko Mining (14.4% as at December 31, 2021). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Sustainability Activities

As a capital provider, the Company bears significant responsibility to promote and uphold sustainable business practices to maximize long-term value for all stakeholders.

Throughout 2022, the Company made several advancements on sustainability initiatives. Osisko maintained a leading position with MSCI and Sustainalytics, enhanced and further diversified its Board of Directors with two new independent members, Edie Hofmeister and Robert Krcmarov, announced four high quality royalty/stream transactions with responsible mining partners, some of which included social commitments to host communities, increased its charitable donations over 2021, maintained a zero incident record in both heath and safety and breaches its Code of Conduct, and took up its 20% participation right in Carbon Streaming Corporation's ("Carbon Streaming") Magdalena Bay Blue carbon project ("Magdalena Bay Project").

The Magdalena Bay Project is a mangrove forest and associated marine habitat conservation project operated by Fundación MarVivo Mexico, A.C. and MarVivo Corporation. The Magdalena Bay Project is located in Magdalena Bay in Baja California, Mexico, home to a large diversity of sharks, whales and a variety of other species, many of which are listed as endangered. Once implemented, it is expected to be one of the largest blue carbon conservation projects in the world. The Magdalena Bay Project is expected to reduce greenhouse gas emissions by approximately 25 million tCO2e during its 30-year project life and generate an equivalent amount of blue carbon credits.  As part of the transaction, Osisko has funded $1.2 million towards the development of the project and will receive a stream of approximately 40,000 carbon credits annually or 4% of annual production. The Magdalena Bay Project is currently in development and initial credit issuance is expected in 2024.

The Company continuously looks for ways to improve Osisko's sustainability initiatives directly and indirectly via our mining partners.

Dividends

The following table provides details on the dividends declared for year ended December 31, 2022:

Declaration date	Dividend per share	Record date	Payment date	Dividends payable	Dividend reinvestment plan
	$			$

February 24, 2022	0.055	March 31, 2022	April 14, 2022	10,167,000	7,498,987
May 12, 2022	0.055	June 30, 2022	July 15, 2022	10,177,000	7,385,458
August 9, 2022	0.055	September 30, 2022	October 14, 2022	10,109,000	7,780,634
November 9, 2022	0.055	December 30, 2022	January 16, 2023	10,121,000	6,686,671
	0.220			40,574,000

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at December 31, 2022, the holders of 6.7 million common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. During the year ended December 31, 2022, the Company issued 118,639 common shares under the DRIP, at a discount rate of 3% (120,523 common shares in 2021 at a discount rate of 3%). On January 16, 2023, 22,012 common shares were issued under the DRIP at a discount rate of 3%.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Normal Course Issuer Bid

In December 2022, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko may acquire up to 18,293,240 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized from December 12, 2022 until December 11, 2023. Daily purchases will be limited to 81,963 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2022, being 327,853 Common Shares.

Under the terms of the 2021 NCIB program, Osisko was allowed to acquire up to 16,530,688 of its common shares from time to time, from December 12, 2021 to December 11, 2022. Daily purchases were limited to 87,264 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2021, being 349,057 common shares.

During the year ended December 31, 2022, the Company purchased for cancellation a total of 1.7 million common shares for $22.1 million (average acquisition price per share of $13.06). During the year ended December 31, 2021, the Company purchased for cancellation a total of 2,103,366 common shares for $30.8 million (average acquisition price per share of $14.64).

Gold Market and Currency

Gold Market

The gold price averaged US$1,800 per ounce in 2022 and recorded a volatile price performance, having fluctuated within a US$400 per ounce range. Gold rose to a peak of US$2,039 per ounce in March following Russia's invasion of Ukraine as investors were searching for safe-haven investments during a time of political and financial uncertainty. After the initial shock, gold prices stabilized and dropped in October to a low of US$1,632 per ounce. Gold finished the year at US$1,812 per ounce (based on the LBMA Gold Price AM), down only 0.5% from the close of last year.

Gold prices were also volatile during the fourth quarter, fluctuating in a range of US$195 per ounce. Gold closed the fourth quarter up US$140 per ounce compared to the closing price of the third quarter of 2022. Gold price averaged US$1,877 per ounce in the first quarter of 2022, US$1,871 per ounce in the second quarter, US$1,729 per ounce in the third quarter and $US1,726 per ounce in the fourth quarter, US$70 per ounce lower when compared to the average price of the fourth quarter of 2021.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2022	$2,039	$1,629	$1,800	$1,812
2021	1,943	1,684	1,799	1,820
2020	2,067	1,474	1,770	1,888
2019	1,545	1,270	1,393	1,515
2018	1,355	1,178	1,268	1,279

In Canadian dollar terms, the average gold price per ounce averaged $2,377 in the first quarter of 2022, $2,388 in the second quarter, $2,257 per ounce in the third quarter and $2,345 per ounce in the fourth quarter, compared to $2,263 in the fourth quarter of 2021. The gold price closed the fourth quarter of 2022 at $2,455 per ounce, up $164 per ounce from September 30, 2022.

Currency

The Canadian dollar traded between 1.3288 and 1.3856 in the fourth quarter of 2022 to close at 1.3544 compared to 1.3707 on September 30, 2022, 1.2886 on June 30, 2022, 1.2496 on March 31, 2022 and 1.2678 on December 31, 2021. The Canadian dollar averaged 1.2662 in the first quarter of 2022, 1.2768 in the second quarter, 1.3056 in the third quarter and 1.3578 in the fourth quarter of 2022, compared to 1.2603 in the fourth quarter of 2021. In March, after keeping key interest rates at their lower bound for two years, the Bank of Canada started to tighten its monetary policy and increased its target for the overnight rate by a cumulative 425 basis points to 4.50%. Canada's Central Bank as well as other central banks around the world are set to continue raising rates as it tries to fight inflation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2022	1.3856	1.2451	1.3013	1.3544
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	2022	2021	2020
	$	$	$

Revenues	217,809	224,877	213,630
Cost of sales	(16,076)	(37,646)	(63,700)
Depletion	(51,355)	(48,361)	(45,605)
Gross profit	150,378	138,870	104,325

Operating income	122,969	112,154	48,185

Net earnings from continuing operations	85,285	76,627	23,501
Net loss from discontinued operations (2)	(268,475)	(133,302)	(7,272)
Net (loss) earnings	(183,190)	(56,675)	16,229

Net earnings per share from continuing operations
Basic and diluted	0.47	0.46	0.14

Net (loss) earnings attributable to Osisko Gold Royalties Ltd's shareholders	(118,754)	(23,554)	16,876

Net (loss) earnings per share (3)
Basic and diluted	(0.66)	(0.14)	0.10

Total assets	1,996,301	2,370,622	2,397,104
Total long-term debt	147,950	410,435	400,429

Average selling price of gold (per ounce sold)
In C$ (4)	2,345	2,261	2,373
In US$	1,799	1,808	1,782

Operating cash flows from continuing operations	175,063	153,219	113,963
Operating cash flows used by discontinued operations	(65,116)	(47,124)	(5,985)
Operating cash flows	109,947	106,095	107,978

Dividend per common share	0.22	0.21	0.20

Weighted average shares outstanding (in thousands)
Basic	179,095	167,628	162,303
Diluted	179,350	167,628	162,428

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS. Please also refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

(2) The net loss from discontinued operations is related to the activities of Osisko Development. Please also refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders.

(4) Using actual exchange rates at the date of transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Overview of Financial Results

Financial Summary - Year 2022

  Revenues from royalties and streams of $217.8 million compared to $199.6 million ($224.9 million including offtakes) in 2021;

  Gross profit of $150.4 million compared to $138.9 million in 2021;

  Operating income of $123.0 million compared to $112.2 million in 2021;

  Net earnings from continuing operations of $85.3 million or $0.47 per basic share compared to $76.6 million or $0.46 per basic share in 2021;

  Adjusted earnings4  of $111.3 million or $0.62 per basic share4 compared to $94.4 million or $0.56 per basic share in 2021; and

  Operating cash flows provided by continuing operations of $175.1 million compared to $153.2 million in 2021.

Revenues from royalties and streams increased to $217.8 million in 2022 compared to $199.6 million in 2021, mostly as a result of higher deliveries and payments under the royalty and stream agreements. There were no revenues from offtake agreements in 2022 ($25.3 million in 2021) as a result of the Parral offtake conversion into a stream in April 2021.

Gross profit amounted to $150.4 million in 2022 compared to $138.9 million in 2021. Cost of sales decreased in 2022 to $16.1 million mostly as a result of the conversion of the Parral offtake into a stream in 2021, partially offset by increased deliveries. Depletion increased from $48.4 million to $51.4 million in 2022, mostly as a result of increased deliveries.

In 2022, the Company generated an operating income of $123.0 million compared to $112.2 million in 2021.

General and administrative ("G&A") expenses increased in 2022 from $19.6 million to $20.2 million, mostly as a result of general inflation in professional services and lower cost recoveries from associates, partially offset by lower share-based compensation.

Business development expenses increased from $4.2 million to $5.4 million in 2022, mostly as a result of increased activities and general inflation in professional services.

In 2022, the Company generated net earnings from continuing operations of $85.3 million compared to $76.6 million in the 2021. The increase in net earnings is mostly the result of a higher gross profit, a gain on foreign exchange and higher interest income, partially offset by a non-cash net loss on investments (mainly on warrants held from public companies). In 2021, the Company had recorded a non-cash net gain on investments.

Adjusted earnings4 were higher at $111.3 million in 2022, compared to $94.4 million in 2021, mostly as a result of a higher gross profit and increased interest income. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities from continuing operations in 2022 were $175.1 million compared to $153.2 million in 2021. The increase was mainly the result of increased revenues from higher deliveries in 2022 and increased interest income.

4 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Consolidated Statements of Loss

The following table presents summarized consolidated statements of loss for the years ended December 31, 2022 and 2021 (in thousands of dollars, except amounts per share):

		2022	2021
		$	$

Revenues	(a)	217,809	224,877

Cost of sales	(b)	(16,076)	(37,646)
Depletion	(c)	(51,355)	(48,361)

Gross profit	(d)	150,378	138,870

Other operating expenses
General and administrative	(e)	(20,216)	(19,610)
Business development	(f)	(5,375)	(4,168)
Impairment of assets		(1,818)	(2,938)

Operating income		122,969	112,154

Other expenses, net	(g)	(9,846)	(9,601)

Earnings before income taxes		113,123	102,553

Income tax expense	(h)	(27,838)	(25,926)

Net earnings from continuing operations		85,285	76,627

Net loss from discontinued operations	(i)	(268,475)	(133,302)

Net loss		(183,190)	(56,675)

Net loss attributable to:
Osisko Gold Royalties Ltd's shareholders		(118,754)	(23,554)
Non-controlling interests		(64,436)	(33,121)

Net earnings per share from continuing operations
Basic		0.47	0.46

Net loss per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic		(0.66)	(0.14)

(a) Revenues are comprised of the following:

	2022			2021
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,345	55,085	129,918	2,265	60,621	137,215
Silver sold	28	1,422,006	39,629	32	1,671,791	52,682
Diamonds sold(i)	163	181,812	29,863	117	176,964	20,775
Other (paid in cash)	-	-	18,399	-	-	14,205
			217,809			224,877

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $163 (US$125) per carat in 2022. The average selling price includes 31,085 incidental carats sold outside of the run of mine sales at an average price of $46 (US$35) per carat. Excluding the incidental carats, 150,727 carats were sold at an average price of $187 (US$143) per carat.

The decrease in gold and silver ounces sold in 2022 is mainly the result of the conversion of the Parral offtake agreement into a stream in April 2021, partially offset by increased deliveries under the royalty and stream agreements.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

(b) In 2022, cost of sales amounted to $16.1 million compared to $37.6 million in 2021. Cost of sales represents mainly the acquisition price of the metals and diamonds under the stream and offtake agreements, as well as refining, insurance,  transportation and other costs related to the metals received under royalty agreements. The decrease in 2022 is mainly the result of the conversion of the Parral offtake into a stream in April 2021, partially offset by increased deliveries under the royalty and stream agreements.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense in 2022 amounted to $51.4 million compared to $48.4 million in 2021. The increase in 2022 is mostly due to increased deliveries under the royalty and stream agreements and the mix of sales.

(d) The breakdown of cash margin5  and gross profit per type of interest is as follows (in thousands of dollars):

	2022	2021
	$	$

Royalty interests
Revenues	144,066	140,279
Less: cost of sales (excluding depletion)	(1,055)	(551)
Cash margin (in dollars)	143,011	139,728

Depletion	(27,362)	(28,958)
Gross profit	115,649	110,770

Stream interests
Revenues	73,743	59,333
Less: cost of sales (excluding depletion)	(15,021)	(12,752)
Cash margin (in dollars)	58,722	46,581

Depletion	(23,993)	(19,135)
Gross profit	34,729	27,446

Royalty and stream interests
Total cash margin (in dollars)	201,733	186,309
Divided by: total revenues	217,809	199,612
Cash margin (in percentage of revenues)	92.6%	93.3%

Offtake interests
Revenues	-	25,265
Less: cost of sales (excluding depletion)	-	(24,343)
Cash margin (in dollars)	-	922
Cash margin (in percentage of revenues)	-%	3.6%

Depletion	-	(268)
Gross profit	-	654

Total - Gross profit	150,378	138,870

(e) G&A expenses increased in 2022, mostly as a result of general inflation in professional services and lower cost recoveries from associates, partially offset by lower share-based compensation.

(f) Business development expenses increased in 2022, mostly as a result of increased activities and general inflation in professional services.

(g) Other expenses, net of $9.8 million in 2022 include finance costs of $22.3 million, a net loss on investments of $15.6 million (which includes a decrease in the fair value of financial assets at fair value through profit and loss of $16.8 million) and a share of loss of associates of $1.9 million, partially offset by a gain on foreign exchange of $20.1 million and interest income of $9.8 million.

______________________________________

5 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Other expenses, net of $9.6 million in 2021 include finance costs of $23.8 million and a share of loss of associates of $2.2 million, partially offset by a net gain on investments of $12.3 million (which includes an increase in the fair value of financial assets at fair value through profit and loss of $7.0 million and a gain on acquisition of investments of $7.4 million) and interest income of $4.3 million.

(h) The effective income tax rate related to the continuing operations in 2022 is 21.7% compared to 25.3% in 2021. The statutory rate is 26.5% in 2022 and 2021. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $1.2 million were paid in 2022 and 2021 and were related to taxes on royalties earned in foreign jurisdictions.

(i) The net loss from discontinued operations is related to the activities of Osisko Development. Please also refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

Liquidity and Capital Resources

As at December 31, 2022, the Company's consolidated cash position amounted to $90.5 million compared to $300.5 million as at September 30, 2022 and $115.7 million as at December 31, 2021. On September 30, 2022, Osisko deconsolidated Osisko Development (refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details) and removed from its consolidated balance at that date the cash balance held by Osisko Development amounting to $133.1 million. On December 31, 2022, Osisko repaid the $300.0 million convertible debentures that came to maturity, using $150.0 million from its cash balance, and drew its credit facility by $150.0 million for the balance.

Significant variations in the liquidity and capital resources for the year ended December 31, 2022 are explained under the Cash Flows section of this MD&A.

Osisko Gold Royalties financing

Bought deal financing

On March 31, 2022, Osisko closed a bought deal financing with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters purchased, on a bought deal basis, an aggregate of 18,600,000 common shares of Osisko (the "Common Shares") at an offering price of US$13.45 per Common Share (the "Offering Price") for total gross proceeds to the Company of US$250.2 million ($312.0 million) (the "Offering"). Transaction fees amounted to $13.9 million ($10.2 million net of income taxes of $3.7 million), including the 4% commission fee paid to the Underwriters. The Company plans to use the net proceeds from the Offering for general corporate purposes, including funding royalty and stream acquisitions, the potential repayment, from time to time, of amounts drawn under the Company's revolving credit facility and other corporate development opportunities.

Credit facility

A total amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million (for a total availability of up to $750.0 million). The additional uncommitted accordion was increased from $100.0 million to $200.0 million in September 2022 and the maturity date was extended from July 30, 2025 to September 29, 2026.

The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. In April 2022, the amounts outstanding under the Facility ($113.1 million) were repaid. In December 2022, the Company drew $150.0 million in the form of banker's acceptances to repay the outstanding debentures. As at December 31, 2022, the effective interest rate on the drawn balance was 6.3%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at December 31, 2022, all such ratios and requirements were met.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Cash Flows

The following table summarizes the cash flows for the years ended December 31, 2022 and 2021 (in thousands of dollars):

	2022	2021
	$	$
Cash flows from continuing operations
Operations	178,294	158,632
Working capital items	(3,231)	(5,413)
Operating activities	175,063	153,219
Investing activities	(133,739)	(115,056)
Financing activities	(26,596)	(54,339)
Change in cash from continuing operations	14,729	(16,176)
Change in cash from discontinued operations	65,733	(169,368)
Cash outflow from deconsolidation of Osisko Development	(133,138)	-
Effects of exchange rate changes on cash	27,527	(1,282)
(Decrease) increase in cash	(25,150)	186,826
Cash - beginning of period	115,698	302,524
Cash - end of period	90,548	115,698

Operating Activities

In 2022, cash flows provided by operating activities from continuing operations amounted to $175.1 million compared to $153.2 million in 2021. The increase was the result of increased revenues from higher deliveries in 2022, increased interest income and lower financing costs, partially offset by higher other operating expenses.

Investing Activities

In 2022, cash flows used in investing activities by continuing operations amounted to $133.7 million compared to $115.1 million in 2021.

In 2022, Osisko acquired royalty and stream interests for $151.7 million, including US$50.0 million ($67.2 million) for a 0.6% NSR royalty (acquired by Osisko Bermuda) covering the entire 4,979 hectare Cascabel property, including the Alpala project, $20.5 million for a 1% NSR royalty on the Marimaca copper project and $27.5 million for a 2.5% metals stream on the Tintic property (which is excluded from the continuing activities on the consolidated statement of cash flows as the acquisition, by Osisko Bermuda, was closed prior to the deconsolidation of Osisko Development). Osisko also acquired investments for $12.5 million and received proceeds of $3.0 million from the repayment of a note receivable.

In 2021, Osisko acquired royalty and stream interests for $91.0 million, including $32.6 million for a package or royalties, which comprises certain royalties on the Spring Valley project, $14.4 million to acquire a royalty on the West Kenya project and $12.7 million for a 0.75% NSR royalty on the Tocantinzinho project. Osisko also acquired investments for $35.4 million and received proceeds of $11.4 million from the sale of investments and the repayment of a note receivable.

Financing Activities

In 2022, cash flows used by financing activities from continuing operations amounted to $26.6 million compared to $54.3 million in 2021.

In 2022, Osisko completed a bought deal public offering of 18,600,000 common shares at a price of US$13.45 per common share for total gross proceeds of US$250.2 million ($312.0 million). Transactions costs paid amounted to $13.9 million, including a commission of 4% paid to the underwriters. Osisko also paid $37.9 million in dividends and repaid the amounts outstanding under its revolving credit facility in April 2022 for $113.1 million. In December 2022, Osisko repaid its convertible debentures for $300.0 million using $150.0 million from its cash balance and drew its credit facility by $150.0 million for the remaining balance ($147.8 million, net of the discount on the banker's acceptances). Osisko also acquired common shares under its NCIB program for $22.1 million and received proceeds from the exercise of share options and the share purchase plan for $4.4 million.

In 2021, Osisko repaid a $50.0 million convertible debenture and drew its credit facility by the same amount. Osisko paid $32.5 million in dividends and acquired common shares under its NCIB program for $30.8 million. Osisko also received proceeds from the exercise of share options and the share purchase plan for $14.5 million.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Discontinued Operations

In 2022, discontinued operations provided $65.7 million in cash flows, including $245.8 million provided by financing cash flows, partially offset by $65.1 million used in operating cash flows and $115.0 million used in investing cash flows. Cash provided by financing activities were related to a bought deal private placement and a non-brokered private placement. Investing activities made by Osisko Development prior to the deconsolidation on September 30, 2022 were mainly related to the acquisition of Tintic as well as investments in mining assets and plant and equipment on the Cariboo gold property and the San Antonio gold project.

In 2021, discontinued operations used $169.4 million in cash flows, including $47.1 million used in operating cash flows and $157.0 million used in investing cash flows, partially offset by $34.7 million provided by financing cash flows. Investing activities made by Osisko Development in 2021 were mainly related to investments in mining assets and plant and equipment on the Cariboo gold property and the San Antonio gold project.

2023 Guidance and 5-Year Outlook

2023 Guidance

Osisko expects GEOs earned to reach 95,000 to 105,000 in 2023 at an average cash margin of 93%.

Osisko's 2023 guidance on royalty and stream interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

For the 2023 guidance, deliveries of silver, diamond, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus prices and a gold/silver price ratio of 80:1. The 2023 guidance also forecasts the closing of the CSA Silver Stream in the second quarter of 2023, with an effective date of February 1, 2023.

5-Year Outlook

Osisko expects its portfolio to generate between 130,000 and 140,000 GEOs in 2027. The outlook assumes the commencement of production at the San Antonio, Cariboo, Windfall and Back Forty projects. It also assumes that Mantos Blancos will have reached its nameplate capacity following the recent expansion of its activities, as well as increased production from certain other operators that have announced planned expansions. Further, the outlook assumes that production from the Renard diamond stream will have ceased by 2027 (while there remain opportunities for mine life extensions under study by the operator), but such GEOs are expected to be largely replaced by initial production from other assets.

Beyond this growth profile, Osisko owns several other growth assets, which have not been factored in the 5-year outlook, as their timelines are either later, or less clear. As the operators provide further clarity on these assets, Osisko will seek to include them in its long-term outlook.

This 5-year outlook is based on publicly available forecasts and other disclosure by the third-party owners and operators of the Company's assets, and could differ materially from actual results . When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 75:1.

This 5-year outlook replaces the 5-year outlook previously released in 2022, which should be considered as withdrawn. Investors should not use this 5-year outlook to extrapolate forecast results to any year within the 5-year period (2023-2027).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

GEOs(2)	25,023	23,850	22,243	18,251	19,830	20,032	20,178	19,960
Cash	90,548	300,542	449,283	449,450	115,698	151,945	254,963	320,630
Working capital	86,927	(5,691)	153,297	137,769	(193,350)	117,947	236,320	300,876
Total assets	1,996,301	2,135,607	2,923,434	2,892,715	2,370,622	2,390,325	2,410,727	2,435,861
Total long-term debt	147,950	298,232	305,236	414,361	410,435	405,306	401,954	401,266
Equity	1,737,211	1,727,376	2,375,745	2,086,419	1,780,061	1,811,600	1,842,230	1,875,729
Revenues (3)	61,914	53,661	51,545	50,689	50,673	50,035	57,246	66,923
Net cash flows from operating activities (3)	48,524	51,067	34,965	40,507	35,061	44,080	37,341	36,737
Impairment of assets, net of income taxes (3)	3,000	275	384	520	(650)	-	-	(3,794)
Net earnings (3)	22,408	28,014	18,059	16,804	21,230	25,590	16,341	13,464
Basic and diluted net earnings per share (3)	0.12	0.15	0.11	0.10	0.13	0.15	0.10	0.08
Weighted average shares outstanding (000's)
- Basic	184,265	184,839	185,316	166,926	166,807	167,924	167,895	167,253
- Diluted	184,682	185,850	185,630	167,278	167,073	168,220	168,291	167,711
Share price - TSX - closing	16.32	14.07	12.98	16.49	15.48	14.23	16.99	13.84
Share price - NYSE - closing	12.07	10.10	10.10	13.19	12.25	11.23	13.70	11.02
Debenture price - TSX - closing(4)
OR.DB	n/a	99.13	99.50	101.08	101.00	100.94	104.04	100.75
Price of gold (average US$)	1,727	1,729	1,871	1,877	1,796	1,794	1,816	1,794
Closing exchange rate(5) (US$/Can$)
	1.3544	1.3707	1.2886	1.2496	1.2678	1.2741	1.2394	1.2575

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Excluding GEOs from the Renard diamond stream in the first quarter of 2022 and for the year 2021.

(3) The comparative figures have been restated to conform to the actual single segment presentation and the discontinued operations (refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details). The figures presented are for the continuing operations only.

(4) Osisko 4% convertible debentures is presented by tranche of nominal value of $100.00. The debentures were repaid on maturity on December 31, 2022.

(5) Bank of Canada Daily Rate.

During the fourth quarter of 2022, Osisko repaid its convertible debentures for $300.0 million using $150.0 million from its cash balance and drew on its credit facility for the balance.

During the third quarter of 2022, Osisko deconsolidated Osisko Development. Refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

During the second quarter of 2022, Osisko Development closed equity financings for an aggregate $208.0 million, net of issue costs.

During the first quarter of 2022, Osisko closed a US$250.2 million bought deal equity financing. During the same period, Osisko Development closed a bought deal private placement and issued an aggregate 9,525,850 units for gross proceeds of approximately $42.4 million, with each unit comprised of one common share of Osisko Development and one common share purchase warrant.

During the first quarter of 2021, Osisko Development completed a flow-through equity financing for gross proceeds of $33.6 million.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Fourth Quarter Results

Financial Summary

  Revenues from royalties and streams of $61.9 million compared to $50.7 million in the fourth quarter of 2021;

  Gross profit of $43.1 million compared to $34.8 million in the fourth quarter of 2021;

  Operating income of $34.6 million compared to $28.3 million in the fourth quarter of 2021;

  Net earnings from continuing operations of $22.4 million or $0.12 per basic share, compared to $21.2 million or $0.13 per basic share in the fourth quarter of 2021;

  Adjusted earnings6  of $34.9 million or $0.19 per basic share6 compared to $23.8 million or $0.14 per basic share in the fourth quarter of 2021; and

  Operating cash flows provided by continuing operations of $48.5 million compared to $35.1 million in the fourth quarter of 2021.

Revenues from royalties and streams increased to $61.9 million in the fourth quarter of 2022 compared to $50.7 million in the fourth quarter of 2021, mostly as a result of higher deliveries and payments under the royalty and stream agreements.

Gross profit amounted to $43.1 million in the fourth quarter of 2022 compared to $34.8 million in the fourth quarter of 2021. Cost of sales and depletion increased in the fourth quarter of 2022 compared to the fourth quarter of 2021, mostly as a result of increased deliveries and the mix of sales.

In the fourth quarter of 2022, the Company generated an operating income of $34.6 million, compared to $28.3 million in the fourth quarter of 2021.

G&A expenses increased in the fourth quarter of 2022 from $4.7 million in the fourth quarter of 2021 to $5.3 million, mostly as a result of general inflation in professional services.

Business development expenses increased from $1.1 million in the fourth quarter of 2021 to $1.5 million in the fourth quarter of 2022, mostly as a result of increased activities and general inflation in professional services.

In the fourth quarter of 2022, the Company generated net earnings from continuing operations of $22.4 million compared to $21.2 million in the fourth quarter of 2021. The increased net earnings is mostly the result of a higher gross profit and higher interest income, partially offset by a loss on foreign exchange and a non-cash net loss on investments (compared to a non-cash net gain on investments in the fourth quarter of 2021).

Adjusted earnings6 were higher at $34.9 million in the fourth quarter of 2022, compared to $23.8 million in the fourth quarter of 2021, mostly as a result of a higher gross profit and increased interest income. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities from continuing operations in the fourth quarter of 2022 was $48.5 million compared to $35.1 million in the fourth quarter of 2021. The increase was mainly the result of increased revenues from higher deliveries in the fourth quarter of 2022 and increased interest income.

______________________________________

6 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three months ended December 31, 2022 and 2021 (in thousands of dollars, except amounts per share):

		Three months ended December 31,
		2022	2021
		$	$

Revenues	(a)	61,914	50,673

Cost of sales	(b)	(4,732)	(3,646)
Depletion	(c)	(14,045)	(12,264)

Gross profit	(d)	43,137	34,763

Other operating expenses
General and administrative	(e)	(5,254)	(4,704)
Business development	(f)	(1,491)	(1,130)
Impairment of royalty interests		(1,818)	(650)

Operating income		34,574	28,279

Other (expenses) revenues, net	(g)	(8,959)	461

Earnings before income taxes		25,615	28,740

Income tax expense	(h)	(3,207)	(7,507)

Net earnings from continuing operations		22,408	21,233

Net loss from discontinued operations	(i)	-	(56,456)

Net earnings (loss)		22,408	(35,223)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		22,408	(21,184)
Non-controlling interests		-	(14,039)

Net earnings per share from continuing operations
Basic		0.12	0.13

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic		0.12	(0.13)

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

(a) Revenues are comprised of the following:

	Three months ended December 31,
	2022			2021
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,361	16,019	37,823	2,270	13,697	31,125
Silver sold	29	378,250	10,991	29	316,086	9,166
Diamonds sold(i)	152	52,508	8,022	146	47,141	6,884
Other (paid in cash)	-	-	5,078	-	-	3,498
			61,914			50,673

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $152 (US$112) per carat in the fourth quarter of 2022. The average selling price includes 9,065 incidental carats sold outside of the run of mine sales at an average price of $47 (US$35) per carat. Excluding the incidental carats, 43,443 carats were sold at an average price of $174 (US$129) per carat in the fourth quarter of 2022.

The increase in gold and silver ounces sold, as well as in the number of carats sold in the fourth quarter of 2022, is mainly the result of higher deliveries under the other royalty and stream agreements.

(b) In the fourth quarter of 2022, cost of sales amounted to $4.7 million compared to $3.6 million in the fourth quarter of 2021. Cost of sales represents mainly the acquisition price of the metals and diamonds under the stream and offtake agreements, as well as refining, insurance, transportation and other costs related to the metals received under royalty agreements. The increase in the fourth quarter of 2022 is mainly the result of increased deliveries under the royalty and stream agreements.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense in the fourth quarter of 2022 amounted to $14.0 million compared to $12.3 million in the fourth quarter of 2021. The increase in the fourth quarter of 2022 is mostly due to increased deliveries under the royalty and stream agreements and the mix of sales.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

(d) The breakdown of cash margin7  and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended December 31
	2022	2021
	$	$

Royalty interests
Revenues	40,038	34,502
Less: cost of sales (excluding depletion)	(283)	(233)
Cash margin (in dollars)	39,755	34,269

Depletion	(6,993)	(7,324)
Gross profit	32,762	26,945

Stream interests
Revenues	21,876	16,171
Less: cost of sales (excluding depletion)	(4,449)	(3,413)
Cash margin (in dollars)	17,427	12,758

Depletion	(7,052)	(4,940)
Gross profit	10,375	7,818

Royalty and stream interests
Total cash margin (in dollars)	57,182	47,027
Divided by: total revenues	61,914	50,673
Cash margin (in percentage of revenues)	92.4%	92.8%

Total - Gross profit	43,137	34,763

(e) G&A expenses increased in the fourth quarter of 2022, mostly as a result of general inflation in professional services.

(f) Business development expenses increased in the fourth quarter of 2022, mostly as a result of increased activities and general inflation in professional services.

(g) Other expenses, net of $9.0 million in the fourth quarter of 2022 include a loss on foreign exchange of $2.9 million, finance costs of $5.4 million, a net loss on investments of $2.2 million and a share of loss of associates of $2.2 million, partially offset by interest income of $3.7 million.

Other revenues, net of $0.5 million in the fourth quarter of 2021 include a net gain on investments of $6.2 million (increase in the fair value of financial assets at fair value through profit and loss) and interest income of $1.1 million, partially offset by  finance costs of $6.0 million and a share of loss of associates of $0.9 million.

(h) The effective income tax rate related to the continuing operations in the fourth quarter of 2022 was 12.5% compared to 26.1% in the fourth quarter of 2021. The statutory rate was 26.5% in 2022 and 2021. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $0.3 million were paid in the fourth quarter of 2021 compared to a reimbursement received of $0.2 million in the fourth quarter of 2022, and were related to taxes on royalties earned in foreign jurisdictions.

(i) The net loss from discontinued operations is related to the activities of Osisko Development. Please also refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A for more details.

7 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Segment Disclosure

Prior to the deconsolidation of Osisko Development on September 30, 2022 (refer to the Deconsolidation of Osisko Development and Discontinued Operations section of this MD&A), the President and Chief Executive Officer organized and managed the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. Following the deconsolidation of Osisko Development, and the deemed disposal of the exploration, evaluation and development of mining projects segment, the President and Chief Executive Officer organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows from continuing operations are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the year ended December 31, 2022 and 2021, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2022

Royalties	140,488	1,257	69	2,252	-	144,066
Streams	39,701	23,948	892	-	9,202	73,743
Offtakes	-	-	-	-	-	-

	180,189	25,205	961	2,252	9,202	217,809

2021

Royalties	134,544	1,112	6	4,617	-	140,279
Streams	27,624	20,284	1,548	-	9,877	59,333
Offtakes	25,265	-	-	-	-	25,265

	187,433	21,396	1,554	4,617	9,877	224,877

(i) 91% of North America's revenues are generated from Canada in 2022 (83% in 2021).

In 2022, three royalty/stream interests generated revenues of $132.3 million ($122.4 million in 2021), which represented 61% of revenues (61% of revenues in 2021, excluding revenues generated from the offtake interests), including one royalty interest that generated revenues of $78.8 million ($81.3 million in 2021).

In 2022, revenues generated from precious metals and diamonds represented 85% and 14% of revenues, respectively. In 2021, revenues generated from precious metals and diamonds represented 89% and 9% of revenues, respectively (87% and 11% excluding offtakes, respectively).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at December 31, 2022 and December 31, 2021, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

December 31, 2022

Royalties	664,985	157,552	17,345	24,228	-	14,965	879,075
Streams	225,517	177,853	-	-	30,203	51,017	484,590
Offtakes	-	-	9,572	-	5,016	-	14,588

	890,502	335,405	26,917	24,228	35,219	65,982	1,378,253

December 31, 2021

Royalties	595,931	57,673	13,742	20,453	-	15,215	703,014
Streams	185,031	173,773	-	-	28,272	51,055	438,131
Offtakes	-	-	8,960	-	4,696	-	13,656

	780,962	231,446	22,702	20,453	32,968	66,270	1,154,801

(i) 81% of North America's net interests are located in Canada as at December 31, 2022 (82% as at December 31, 2021).

Related Party Transactions

In 2022, interest revenues of $4.2 million were recorded on notes receivable from associates ($3.6 million in 2021). As at December 31, 2022, interest receivable from associates of $8.0 million are included in amounts receivable ($4.6 million as at December 31, 2021). Loans, notes receivable, and convertible instruments from related parties amounted to $30.9 million as at December 31, 2022 ($42.3 million as at December 31, 2021) and were included in other investments on the consolidated balance sheets. As of December 31, 2022, Osisko acts as a guarantor towards an insurance company that has issued environmental bonds to governmental authorities in the name of Osisko Development valued at approximately $17.9 million.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests, Equity Investments and Contractual Obligations and Commitments.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at December 31, 2022, significant commitments related to the acquisition of royalties and streams are detailed in the following table. The Company intends to meet these commitments by using its cash balance, the operating cash flows to be generated from its operations and/or drawing on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$45.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Metals Acquisition Corp. (i)	CSA mine (silver stream)	US$75.0 million	Closing of the acquisition of the CSA mine by MAC.

Metals Acquisition Corp. (i)	CSA mine (copper stream)	Up to US$75.0 million	Closing of the acquisition of the CSA mine by MAC.

(i) Refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for details on the proposed transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(8)	4.22%	62.5%		$400	$4		40 years	November 2015 Amended Jan. 2019
Amulsar offtake(2),(8)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015 Amended Jan. 2019
Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended Dec. 2021
Gibraltar stream(4)		75%			nil		Life of mine	March 2018 Amended April 2020
Mantos Blancos stream(5)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
San Antonio stream	15%	15%		15% spot price	15% spot price		Life of mine	November 2020
Sasa stream(6)		100%			$6.21		40 years	November 2015
Tintic stream(7)	2.5%	2.5%		25% spot price	25% spot price		Life of mine	September 2022

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if the operator elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to Osisko Bermuda (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter. As of September 30, 2022, a total of 1.0 million ounces of silver have been delivered under the stream agreement.

(5) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of September 30, 2022, a total of 3.4 million ounces of silver have been delivered under the stream agreement.

(6) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(7) 2.5% stream on all metals produced until 27,150 ounces of refined gold have been delivered, and thereafter 2.0% steam on all metals produced.

(8) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction (35.98% as at December 31, 2022).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of February 23, 2023, 184,187,995 common shares and 3,359,062 share options were issued and outstanding.

Subsequent Event to December 31, 2022

Dividend

On February 23, 2023, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's DCP as of December 31, 2022. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company's DCP were effective as of December 31, 2022.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have also evaluated the effectiveness of the Company's ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the Exchange Act based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that the Company's ICFR was effective as of December 31, 2022.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, have audited the  Company's consolidated financial statements for the year ended December 31, 2022 and have issued an audit report dated February 23, 2023 on the Company's ICFR based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by COSO of the Treadway Commission.

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements for the year ended December 31, 2022 have been prepared in accordance with the IFRS as issued by the IASB. The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2022 and 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the amendments to IAS 16, which is described below.

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which is effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. Companies therefore need to distinguish between the costs associated with producing and selling items before the item of property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of property, plant and equipment available for its intended use. For the sale of items that are not part of a company's ordinary activities, the amendments will require to separately disclose the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of comprehensive income (loss). An entity applies the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The Company has adopted the amendments of IAS 16 on January 1, 2022 and has applied them retroactively. The impacts of the adoption were solely related to the activities of Osisko Development, which were deconsolidated on September 30, 2022 and presented as discontinued operations. As a result, the impacts of the adoption are only reflected in certain notes of the consolidated financial statements and are deemed to be immaterial.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Deconsolidation of Osisko Development and Discontinued Operations

On September 30, 2022, Osisko held an interest of 44.1% (compared to 75.1% as at December 31, 2021) in Osisko Development Corp. Effective on September 30, 2022, following certain changes made to Osisko's investment agreement with Osisko Development, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined it was able to exert significant influence on Osisko Development and subsequently accounted for its investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method.

On September 30, 2022, the Company derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet, recorded its interest in Osisko Development at fair value as an investment in an associate at $207.0 million, recognized royalty and stream interests on assets held on Osisko Development of $122.1 million (these assets were eliminated on consolidation prior to the loss of control and recognized a net non-cash loss on deconsolidation of $140.9 million. Osisko Development's results of operations and cash flows were consolidated into the Company's financial statements up to September 30, 2022.

The following tables summarize the financial information related to Osisko Development on September 30, 2022, which was immediately prior to deconsolidation. The amounts disclosed (in thousands of dollars) are before inter-company adjustments:

Summarized balance sheet

As at September 30, 2022
$

Current assets	168,092
Current liabilities	(51,330)
Current net assets	116,762

Non-current assets	902,768
Non-current liabilities	(105,757)
Non-current net assets	797,011
Total net assets	913,773
Accumulated other comprehensive income	(515)
Non-controlling interest	(443,295)

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

The activities of Osisko Development represented one of two distinct business segments of the Company, namely the exploration, evaluation and development of mining projects segment. This segment was deemed to have been disposed of and its results of operations and cash flows have been reclassified as discontinued operations. The following table summarizes the results of operations included as discontinued operations on the consolidated statements of loss for the three months and the years ended December 31, 2022 and 2021 (in thousands of dollars).

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
	$	$	$	$

Results from discontinued operations:
Net loss on on the fair value remeasurement of the interest as an associate	-	-	(140,910)	-

Results of discontinued operations:
Revenues	-	2,594	44,820	7,275
Impairment of assets (i),(ii),(iii),(iv)	-	(47,801)	(81,000)	(121,600)
Other expenses, net	-	(17,526)	(89,895)	(31,948)
Net loss before income taxes	-	(62,733)	(126,075)	(146,273)
Deferred income tax recovery	-	6,277	(1,490)	12,971
Net loss	-	(56,456)	(127,565)	(133,302)
Net loss from discontinued operations	-	(56,456)	(268,475)	(133,302)

Net loss per share from discontinued operations
Basic and diluted	-	(0.34)	(1.50)	(0.80)

(i) In 2022, the recent market conditions, industry cost pressures and current inflationary environment were considered as indicators of impairment, among other facts and circumstances and, accordingly, management of Osisko Development performed an impairment assessment on all of its projects as at September 30, 2022. The impairment assessment resulted in an impairment charge of $81.0 million on the San Antonio gold project for the three months ended September 30, 2022. On September 30, 2022, the San Antonio gold project was written down to its estimated recoverable amount of $35.0 million, which was determined by the value-in-use using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the San Antonio gold project over the estimated life of the mine, based on the expected long-term gold price per ounce, costs inflation forecast and a pre-tax real discount rate of 19.9% applied to the cash flow projections.

(ii) In March 2021, processing of ore commenced at the Bonanza Ledge Phase 2 project. As a result of operational challenges incurred during the second quarter of 2021, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than originally planned. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at June 30, 2021. As a result of the impairment assessment, Osisko Development recorded an impairment charge of $36.1 million on the Bonanza Ledge Phase 2 project during the three months ended June 30, 2021. On June 30, 2021, the Bonanza Ledge Phase 2 project was written down to its estimated recoverable amount of $12.4 million, which was determined by the value-in-use using a cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge Phase 2 project over its estimated life of the mine, based on an average gold price per ounce of US$1,797, the average grade of gold and the average recovery rate for the remaining life of mine. No discount rate was used as the project had a short-term remaining mine life of approximately 18 months.

(iii) In September 2021, due to continuing operational challenges, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than the total revenues expected to be generated for the remaining life of the project. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2021. As a result of the impairment assessment, Osisko Development recorded an impairment charge of $22.4 million on the Bonanza Ledge Phase 2 project during the three months ended September 30, 2021.

On September 30, 2021, the net book value of the Bonanza Ledge Phase 2 project was written down to zero as it was estimated that the net book value would not be recovered by the expected net profits to be generated from the sale of precious metals. The recoverable amount was determined by the value-in-use using a cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge Phase 2 project over its estimated life of the mine, based on an average gold price per ounce of US$1,787, the average grade of gold and the average recovery rate for the remaining life of mine. No discount rate was used as the project had a short-term remaining mine life of approximately 18 months.  The project value will be maintained at zero and any excess operating expenses over revenues were recorded under net loss from discontinued operations on the statements of loss from October 1, 2022.

(iv) In December 2021, Osisko Development incurred an impairment charge of $42.7 million ($34.6 million, net of income taxes) on exploration and evaluation properties, including the James Bay properties and the Coulon zinc project in Canada. Osisko Development determined that further exploration and evaluation expenditures were no longer planned in the near term on these properties and that the carrying amount of these assets was unlikely to be recovered from a sale of these properties at the time. As a result, these properties were written down to zero on December 31, 2021.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Acquisition of Tintic by Osisko Development

In May 2022, Osisko Development completed the acquisition of Tintic Consolidated Metals LLC, which owns the Trixie property, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District.

Under the terms of the Tintic Transaction, Osisko Development funded the acquisition through:

(i) the issuance of 12,049,449 common shares of Osisko Development;

(ii) aggregate cash payments of approximately US$58.7 million ($74.7 million);

(iii) the issuance of an aggregate of 2% NSR royalty, with a 50% buyback right in favour of Osisko Development exercisable within five years;

(iv) US$12.5 million in deferred payments ($15.9 million); and

(v) the granting of certain other contingent payments, rights and obligations.

Transaction costs related to the acquisition were expensed under general and administrative expenses and amounted to approximately $4.7 million. The total consideration paid amounted to approximately US$156.6 million ($199.5 million). As of the reporting date, Osisko Development has not completed the purchase price allocation over the identifiable net assets of Tintic. Information to confirm the fair value of certain assets, mainly the mining interests and plant and equipment, the exploration and evaluation assets, the fair value of certain liabilities and the deferred income tax liability, are still to be obtained or confirmed.

The table below presents the preliminary purchase price allocation based on the best available information to Osisko Development to date (in thousands of dollars):

Consideration paid	$

Issuance of 12,049,449 common shares of Osisko Development (i)	109,656
Cash	63,881
Convertible instruments(ii)	10,827
Fair value of deferred consideration of US$12.5 million ($15.9 million)	13,414
Fair value of other contingent payments, rights and obligations	1,695
199,473

Net assets acquired	$

Current assets	2,705
Mining assets and plant and equipment	182,229
Exploration and evaluation	38,508
Other non-current assets	1,735
Current liabilities	(1,322)
Non-current liabilities	(4,925)
Deferred income tax liability	(19,457)
199,473

(i) Prior to the share consolidation.

(ii) Represent the convertible instruments amounting to US$8.5 million ($10.8 million) issued to the sellers prior to the closing of the Tintic Transaction, which were part of the acquisition price.

If changes were made to the final purchase price allocation by Osisko Development, these changes would need to be reflected in the purchase price allocation presented above.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Significant accounting estimates and assumptions as well as significant judgements in applying the Company's accounting policies are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2022 and 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2022 and 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

The Company has included certain performance measures in this MD&A that do not have any standardized meaning prescribed by IFRS including (i) cash margin (in dollars and in percentage or revenues), (ii) adjusted earnings (loss) and (iii) adjusted earnings (loss) per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues. A reconciliation of the cash margin per type of interests (in dollars and percentage of revenues) is presented under the Overview of Financial Results section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of assets, unrealized gain (loss) on investments, share of income (loss) of associates, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses). Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings from continuing operations	22,408	21,233	85,285	76,627

Adjustments:
Impairment of royalty, stream and other interests	1,818	650	1,818	2,938
Impairment of investments	1,181	-	2,361	2,112
Foreign exchange loss (gain)	2,822	4	(19,907)	186
Unrealized net loss (gain) on investments	1,024	(6,143)	13,196	(14,403)
Share of loss of associates	2,246	883	1,863	2,246
Deferred income tax expense	3,427	7,181	26,688	24,695

Adjusted earnings	34,926	23,808	111,304	94,401

Weighted average number of common shares outstanding (000's)	184,265	167,924	180,398	167,786

Adjusted earnings per basic share	0.19	0.14	0.62	0.56

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividends, requirements for additional capital, business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions.  In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko's right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets, the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition and the impact if international instability on the global economy. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Company's ongoing income and assets relating to determination of its PFIC status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sandeep Singh Sandeep Singh President and Chief Executive Officer February 23, 2023

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - Annual Report

Corporate Information

Osisko Gold Royalties Ltd	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Executive Chair	Sean Roosen, Executive Chair
Joanne Ferstman, Lead Director	Sandeep Singh, President and Chief Executive Officer
The Hon. John R. Baird	Guy Desharnais, Vice President, Project Evaluation
Edie Hofmeister	Iain Farmer, Vice President, Corporate Development
William Murray John	André Le Bel, Vice President, Legal Affairs and
Robert Krcmarov	Corporate Secretary
Pierre Labbé	Grant Moenting, Vice President, Capital Markets
Candace MacGibbon	Frédéric Ruel, Vice President, Finance and Chief
Charles E. Page	Financial Officer
Sandeep Singh	Heather Taylor, Vice President, Investor Relations

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P.Geo, Vice-President, Project Evaluation

Exchange listings - common shares

Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP